SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-22183

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form N-SAR	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q

For Period Ended: August 31, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meade Instruments Corp.

Full Name of Registrants

Former Name if Applicable

6001 Oak Canyon

Address of Principal Executive Office (Street and Number)

Irvine, California 92618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
As previously reported the Company’s management and its Audit Committee concluded certain of its previously filed consolidated financial statements included in its annual reports and certain related unaudited interim period reports should no longer be relied upon because of errors in accounting for stock-based compensation expense related to certain stock option awards. The Company requires additional time to prepare the necessary corrections to its financial statements. The Company will endeavor to file its Form 10-Q for the period ended August 31, 2006 as promptly as practicable.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Steven L. Muellner	(949) 451-1450

(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes     ☑ No
Annual Report on Form 10-K for the year ended February 28, 2006
Quarterly Report on Form 10-Q for the period ended May 31, 2006
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes     ☐ No
The Company expects net revenue for the fiscal quarter ended August 31, 2006 to be approximately $19 million with a net loss of approximately $6 million or ($0.31) per share, compared to net revenue of $22 million and a net loss of approximately $1.5 million or ($0.08) per share in the prior year quarter. The changes in the results of operations from the last fiscal year period as compared to the current fiscal year period are principally related to 1) a decrease in net sales of Simmons brand riflescopes as the Company continued to experience riflescope supply problems (as previously disclosed) and a decrease in sales of Meade brand higher-end product principally on lower demand, 2) consolidated gross margins that dropped approximately eight points on aggressive inventory reduction, lower sales and sales mix, 3) operating expenses that increased with severance costs and professional fees related to the Company’s internal investigation into its stock option grant practices, 4) minimal tax benefit on the Company’s pretax loss due to the current year tax effect of valuation allowances recorded against deferred tax assets, and 5) interest expense that decreased by approximately 50% due to lower bank borrowings during the current year period.

This Notification of Late Filing contains comments and forward-looking statements based on current plans, exceptions, events, and financial and industry trends that may affect the Company’s future operating results and financial position expectations. Such statements, including the expected timing of the filing of its report on Form 10-Q, and the expected financial results for the quarter ended August 31, 2006, involve risks and uncertainties which cannot be predicted or quantified and which may cause future activities and results of operations to differ materially from those discussed above. Such risks and uncertainties include, without limitation: delays the Company may experience in the completion and filing of its Form 10-K for the period ended February 28, 2006 and Form 10-Q’s for the periods ended May 31, 2006 and August 31, 2006. For additional information, refer to the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent quarterly and annual reports on Forms 10-Q and Form 10-K.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Meade Instruments Corp.

(Name of Registrants as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2006	By:	/s/ Steven L. Muellner
Steven L. Muellner
President and Chief Executive Officer